SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 26, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayers’ Registry 76.535.764/0001 -43
Board of Trade 53 3 0000622 - 9 Publicly Held Company

MATERIAL FACT

Pursuant to the provisions of CVM’s Ruling N. 358/02, Brasil Telecom S.A. (“Company”) hereby publicly informs that the Honorable Judge (in charge of reporting the lawsuit to the college) of the Regional Federal Court of the First Region, Mr. Lincoln Rodrigues de Faria, through a judicial decision rendered on September 21, 2005, reconsidered and revoked the decision published on August 30, 2005, disclosed to the public through the material fact of August 31, 2005, by the Company, in accordance with the transcription below:

“DECISION

         Revised1,

         Reference is made to the Motion for Clarification filed by the appellees2 Brasil Telecom S/A (pages 421/432), Federal Government (pages 473/441) and Brasil Telecom Participações S/A and Fundação 14 de Previdência Privada (pages 468/477), against the decision that granted the anticipation of the effects of the appeal’s claim, “determining the suspension of the effects of Secretaria da Previdência Complementar’s Official Letter N. 51/DEPAT/SPC that approved Fundação 14’s Benefits Plan Regulations until the final judgment of this Bill of Review.

2.      Without going through the analysis of all the issues raised by the petitioner of this Motion, what is understood from the present case is that when I granted the anticipation of the effects of the appeal’s claim to the appellant, I assumed that the funds of the TCS PREV Benefits Plan had not been transferred from Fundação Sistel to Fundação 14 yet, that is to say, the Official Letter N. 51/DEPAT/SPC had not produced effects yet, that being the reason why I suspended it.

_________________
1 Referring to the records of the lawsuit under analysis.
2 In the Bill of Review (Agravo)

3.      However, in view of the information brought by the petitioners of the current Motion in the sense that the transfer of the management of TCS PREV Plan had already taken place even before the filing of the Writ of Mandamus that gave rise the present appeal, I verify the presence of the inverted periculum in mora, since that if the transfer of funds has already occurred, there is no longer administrative structure able to allow for the compliance with the decision herein appealed, and besides that, the reversion of those funds would result in the disbursement of high financial burdens, including the payment of high amounts of Provisory Contribution on Financial Transfers (“Contribuição Provisória sobre Movimentação Financeira” – “CPMF”)

         In view of the exposed above, I RECONSIDER and REVOKE the decision of pages 406/407.

         Notice shall be given to the Honorable Judge that presides the main lawsuit.

         Once the counter-arguments are presented, these records shall be made available to the Government Attorney’s Office, so that it issues an opinion.

         [The decision shall be] Abided by.

         Notify [the relevant parties].

         Brasília, September 21, 2005.

Lincoln Rodrigues de Faria
Federal Judge	Judge in charge of reporting the lawsuit”

Brasília, September 26, 2005.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer